Exhibit 3.2

AMENDMENT TO THE

AMENDED AND RESTATED

BYLAWS

OF

ARCADIA BIOSCIENCES, INC.

Article II of the Amended and Restated Bylaws of Arcadia Biosciences, Inc., a Delaware corporation (as amended, the “Bylaws”), is hereby amended as follows:

Article II, Section 2.5 of the Bylaws, is hereby amended to read in its entirety as follows:

“QUORUM. At any meeting of stockholders, the holders of a one-third (1/3rd) of the voting power of all issued and outstanding stock entitled to vote thereat, present in person, by remote communication, if applicable, or represented by proxy (which, if the holders of Common Stock of the Corporation are entitled to vote on any matter submitted to stockholders at the meeting, shall include the holders of at least one-third (1/3) of the issued and outstanding shares of Common Stock of the Corporation entitled to vote at the meeting), shall constitute a quorum for the transaction of business, except to the extent that the presence of a larger number may be required by law or the rules of any stock exchange upon which the Corporation’s securities are listed. Where a separate vote by a class or classes or series is required, one-third (1/3rd) of the voting power of all issued and outstanding stock of such class or series, present in person, by remote communication, if applicable, or represented by proxy, shall constitute a quorum entitled to take action with respect to such matter. If a quorum is not present or represented at any meeting of stockholders, then the chairperson of the meeting or the holders of a majority in voting power of the stock entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time in accordance with Section 2.4.”

Adopted by the Board of Directors effective as of December 7, 2022.

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